UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-40398

HIVE Digital Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 370, 1095 West Pender Street, Vancouver

British Columbia, V6E 2M6, Canada

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 30, 2024 (File No. 333-282395).

EXHIBIT INDEX

99.1	News Release dated October 3, 2024
99.2	Equity Distribution Agreement dated October 3, 2024

SIGNATURES

HIVE DIGITAL TECHNOLOGIES LTD.

By:	/s/ Aydin Kilic
Name: Aydin Kilic
Title: President & CEO

Date: October 3, 2024